Exhibit 99.1

FF301 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 October 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 04 November 2025 I. Movements in Authorised / Registered Share Capital Total authorised/registered share capital at the end of the month: USD 50,000 Page 1 of 10 v 1.1.1 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000

FF301 II. Movements in Issued Shares and/or Treasury Shares Remarks: Page 2 of 10 v 1.1.1 Opening and closing balances of Class A ordinary shares shown above include 986,308, and 683,558 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan and 2024 Share Scheme, respectively. 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 70,163,253 0 70,163,253 Increase / decrease (-) Balance at close of the month 70,163,253 0 70,163,253 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 541,021,173 0 541,021,173 Increase / decrease (-) 287,500 Balance at close of the month 541,308,673 0 541,308,673

FF301 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) Increase in issued shares (excluding treasury shares): 250,000 WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 13 Remarks: Page 3 of 10 v 1.1.1 1) Others: -10,000 refers to 10,000 options being exercised. The exercise of 10,000 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan. 2) The total number of shares which may be issued or transferred out of treasury pursuant to exercise of all options to be granted, and vesting of all restricted share units or awards to be granted under the 2024 Share Scheme as at the close of the month is 57,080,259. 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 3,656,382 Exercised - new shares involved -250,000 3,396,382 250,000 3,396,382 0 Others -10,000 General Meeting approval date (if applicable) 2). 2024 Share Scheme (adopted in June 2024, as amended from time to time) 0 0 57,080,259 General Meeting approval date (if applicable) 20 June 2024

FF301 (B). Warrants to Issue Shares of the Issuer Not applicable Page 4 of 10 v 1.1.1

FF301 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable Page 5 of 10 v 1.1.1

FF301 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) Increase in issued shares (excluding treasury shares): 37,500 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: Page 6 of 10 v 1.1.1 As of October 31, 2025, the restricted share units which entitle the holders to 3,109,375 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. No restricted share units were granted under the 2015 Equity Incentive Plan during the month. 290,250 restricted share units under the 2015 Equity Incentive Plan were vested during the month, among which 265,250 restricted share units under the 2015 Equity Incentive Plan were settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 34,250 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month. As of October 31, 2025, the restricted share units which entitle the holders to 339,000 Class A ordinary shares of the issuer upon vesting, have been granted under the 2024 Share Scheme. No restricted share units were granted under the 2024 Share Scheme during the month. 40,000 restricted share units under the 2024 Share Scheme were vested during the month, among which 27,500 restricted share units under the 2024 Share Scheme were settled using the Class A ordinary shares already issued and registered in the name of depositary bank. No restricted share units granted under the 2024 Share Scheme were lapsed during the month. 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 25,000 3,109,375 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 0 3). 2024 Share Scheme - Restricted Share Units (adopted in June 2024, as amended from time to time) 20 June 2024 12,500 339,000

FF301 (E). Other Movements in Issued Shares and/or Treasury Shares Not applicable Page 7 of 10 v 1.1.1 Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 287,500 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A

FF301 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable Page 8 of 10 v 1.1.1

FF301 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) Submitted by: Wang Xuechen Title: Capital Market Senior Manager (Director, Secretary or other Duly Authorised Officer) Page 9 of 10 v 1.1.1 (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

FF301 Notes 1. 2. The Exchange refers to The Stock Exchange of Hong Kong Limited. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 3. 4. 5. “Identical” means in this context: ． ． the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. Page 10 of 10 v 1.1.1